UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on P-84 and P-85 contracting process

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Rio de Janeiro, December 27, 2022 - Petróleo Brasileiro S.A. - Petrobras informs that it has started the contracting process for two FPSO (Floating, Production, Storage and Offloading) production units for the shared reservoirs of Atapu and Sépia, with bids expected to be received in July 2023 and production to start in 2028.

After the second round of bidding for the surplus volumes of the onerous transfer, Petrobras, the operator, now holds 65.7% interest in the Atapu shared reservoir, Shell 16.7%, TotalEnergies 15%, Petrogal 1.7%, and the Brazilian Government, represented by Pré-Sal Petróleo S.A. - PPSA, 0.9%. For the Sépia shared reservoir, the composition is Petrobras (55.3%) as operator, TotalEnergies (16.9%), Petronas Petróleo Brasil Ltda. (12.7%), QatarEnergy (12.7%), Petrogal (2.4%). In both reservoirs Pré-Sal Petróleo S.A. - PPSA acts as manager of the sharing contract.

The platforms P-84 (Atapu) and P-85 (Sépia) will each have a daily production capacity of 225 thousand barrels of oil and processing capacity of 10 million cubic meters of gas. The platforms' design, standardized between the two units, represents a step in the technological evolution for the reduction of greenhouse gas emissions, with emphasis on the introduction of the All Electric concept in projects of this size, which consists of an engineering concept for more efficient power generation, making use of the recent revision of the emission limits foreseen in CONAMA's resolution 382/2006.

The project allows a 30% reduction in the intensity of greenhouse gas emissions per barrel of oil equivalent produced. The reduction is due to the benefits of the All Electric configuration, optimizations in the processing plant for increased energy efficiency, and the incorporation of several technologies: zero routine venting (recovery of vented gases from the cargo tanks and processing plant), deep sea water harvesting, use of variable speed drives on pumps and compressors, cogeneration (Waste Heat Recovery Unit), zero routine flaring (recovery of gases from the flare - closed flare), and valves with requirements for low fugitive emissions and the capture, use, and geological storage of CO2 from the produced gas.

This result reflects Petrobras' commitment to generating value, sustainability, safety, and respect for people and the environment.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer